

November 30, 2016

Herbert Ying Chiu Lee
Chief Executive Officer
Integrated Media Technology Limited
Level 7, 420 King William Street
Adelaide SA 5000, Australia

> **Re:** **Integrated Media Technology Limited**
> **Draft Registration Statement on Form 20-F**
> **Submitted November 3, 2016**
> **CIK No. 0001668438**

Dear Mr. Lee:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you cite to industry research for information and statistics regarding market data. Please provide us with marked copies of any materials that support these and other third party statements, with cross-references to the statements containing the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports were prepared for you or in connection with your registration statement. We note, by way of example only, the reference to Technavie cited on page 30 regarding revenue for the global 3D display market.

Selected Financial Data, page 3

2. We note your disclosure of selected financial data for the fiscal years ended 2015, 2014, and 2013 beginning on page 10. Please revise to include selected financial data for the

five most recent financial years. Alternatively, confirm that you have represented to your host country regulator that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense. Please refer to Item 3(A)(1) of Form 20-F.

3. We note your disclosure of the Company's capitalization and indebtedness as of June 30, 2016. Please revise to include a statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the document. Refer to Item 3(B) of Form 20-F.

Risk Factors, page 5

We have a limited operating history, and it may be difficult for potential investors to evaluate our business

4. Please expand your risk factor disclosure that your business is "subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a relatively new business" to include specific examples or risks specific to your company.

Public company compliance may make it more difficult for us to attract and retain officers and directors, page 13

5. To the extent determinable, please revise to include an estimate of the costs you expect to incur that are associated with public company compliance.

Information on the Company, page 23

History and Development of the Company

6. We note your disclosure that the Company purchased Yamaga Audio Limited and Zamora Corporation in April 2016. If material to an understanding of the nature and results of any acquisition of material assets other than in the ordinary course of business, please disclose the purchase price for each company.

Business Overview, page 24

7. Please provide a description of the nature of your operations and principal activities, stating the main categories of products sold and/or services performed for each of the last three financial years.

8. Please expand on your statement that there is a "growth in demand for 3D autostereoscopic displays across multiple industries," and provide additional details for what you describe as "core technologies" that you seek to strategically own and control.

9. Please explain in greater detail the significance of your reference to the educational and professional sectors in your description of the VisuMotion software.

Market and Industry Analysis, page 33

10. We note your disclosure on global market size by revenue and volume. Please provide a breakdown of total revenues by category and geographic markets for each of the last three fiscal years for your company specifically.

Government Regulations, page 44

11. Please describe in greater detail any material effects of government regulation on your business. Please also identify the specific regulatory bodies. Please refer to Item 4(B)(8).

Operating and Financial Review and Prospects, page 46

Liquidity and Capital Resources, page 54

12. Please enhance your discussion here to quantify your expected capital requirements and indicate with more detail the measures you are taking to obtain suitable financing. Please be specific in discussing the potential sources of cash you may be able to obtain.

13. Refer to disclosure of the performance fee on page F-28. We note that the deferred performance fee is to be paid by cashier order or banker draft. Please expand the discussion of liquidity to include disclosure of the terms of this future cash requirement.

Directors, Senior Management and Employees, page 57

Executive Compensation, page 61

14. Please confirm that disclosure of individual compensation is not required in the Company's home country and is not otherwise publicly disclosed by the Company.

Additional Information, page 70

Material Contracts, page 73

15. In accordance with Item 10(C), please provide the amount of any consideration passing to or from the Company for each material contract you disclose.

Financial Statements

16. Refer to your accounting policy for business combinations on page F-6 and your disclosure of the acquisition of Marvel on page F-26. Please tell us how you evaluated whether financial statements of Marvel were required pursuant to Rule 3-05 of Regulation S-X, as the results of Marvel appear to be significant to IMT prior to the transaction.

Note 3 – Significant Accounting Policies, page F-6

17. Refer to your accounting policy for principles of consolidation on page F-6. Please disclose the fiscal year end for Marvel Digital Limited and Visumotion. Also, tell us whether there is any financial statement impact from the differing fiscal year ends and if material, disclose the impact.

18. Refer to your accounting policy for intangible assets on pages F-8 and F-24. We note on page F-49 that amortization for the six months ended June 30, 2016 totaled $681,302, which appears to be material. Please tell us the basis in IFRS for deferring amortization of 3D autostereoscopic technologies acquired from Marvel until January 1, 2016 when the assets were acquired September 30, 2015.

19. Refer to your accounting policy for intangible assets on page F-8. We note on page 47 that you amortize intellectual property over 8 years and computer software over 2-5 years. We also note on page 40 that Marvel 3D Pro workstations, CMS and ASD displays are normally sold as a system. Tell us the reason for using differing useful lives and amortization periods for intellectual property and computer software in these systems.

20. Refer to your accounting policy for foreign currency translation on page F-10 and disclosure on pages 7 and 15 that substantially all of your non-cash assets are in the PRC and substantially all your revenue is sourced from the PRC. We also note that substantially all of your revenues and a significant portion of your operating costs are incurred in Hong Kong dollars and Chinese Renminbi. Please tell us how you determined your functional currency.

Note 21 – Controlled Entities, page F-25

21. Please expand the disclosure to explain the nature of the indirect ownership for each of the entities indirectly owned.

Note 22 – Business Combinations, page F-26

22. We note that the acquisition of Conco International Co., Ltd. included performance shares to be issued equivalent to five times the average annual net profits of CICL for

three years ending 12/31/2018 less the consideration for the acquisition. Please revise to disclose the accounting treatment to be afforded to these performance shares.

Note 29 – Related Parties, page F-34

23. Refer to disclosure of the Versitech License Agreement on page 44. Please expand the disclosure on page 44 to include the terms of the agreement, if material. Also, tell us whether Versitech is a related party and if so, expand the disclosure in Note 29 accordingly.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications